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                          April 16, 2024

       Thomas Meyer, PhD
       Chief Executive Officer
       Altamira Therapeutics Ltd.
       254 Chapman Rd, Ste 208
       Newark, DE 19702

                                                        Re: Altamira
Therapeutics Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed April 10,
2024
                                                            File No. 333-278594

       Dear Thomas Meyer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Alex Dinur, Esq.